Community Bankers Acquisition Corp.
9912 Georgetown Pike, Suite D-203
Great Falls, Virginia 22066

March 21, 2008

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0408
450 Fifth Street, NW
Washington, DC 20549-0408

Attn:    Michael Clampitt

Re:	Community Bankers Acquisition Corp.
Registration Statement on Form S-4/A
File No. 333-149384

Dear Mr. Clampitt:

     Pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby requests that the effective date of the Community Bankers Acquisition Corp. (the “Company”) Registration Statement on Form S-4/A be accelerated so that the Registration Statement may become effective on Tuesday, March 25, 2008, at 5:00 p.m. or as soon thereafter as is practicable.

     In addition, on behalf of the Company, the undersigned president and chief executive officer acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ Gary A. Simanson Gary A. Simanson President and Chief Executive Officer